Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

July 15, 2016

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Pioneer ILS Bridge Fund

Registration Statement on Form N-2

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of Pioneer ILS Bridge Fund (the “Fund”) is an initial registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, relating to an offering of shares of the Fund.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any questions relating to the filings.

Sincerely,

/s/ Jeremy B. Kantrowitz
Jeremy B. Kantrowitz